UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 4, 2019	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies to Present Data on Epicutaneous Immunotherapy at AAAAI 2019

Novel immunotherapy based on Viaskin technology highlighted as a potential treatment for food-allergic patients

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that abstracts highlighting clinical and pre-clinical data from its Viaskin technology platform were accepted for poster presentation at the 2019 American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting; Food Allergy: Advances in Prevention and Treatment in San Francisco, CA, February 22 -25, 2019. The abstracts became available on the AAAAI meeting website on February 4th.

“It is exciting to see the AAAAI highlight food allergies as a serious unmet medical need, and we look forward to underscoring epicutaneous immunotherapy as a potentially important clinical advancement in treating these diseases,” said Dr. Hugh Sampson, Chief Scientific Officer and Interim Chief Medical Officer of DBV Technologies and Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai. “Epicutaneous immunotherapy, by using the skin to activate the immune system, offers a novel way to potentially transform how we treat our food-allergic patients in a non-invasive manner.”

Selected Abstracts of Interest:

Peanut Allergy Data

“Efficacy and Safety of Epicutaneous Immunotherapy for Peanut Allergy in Subjects With and Without Atopic Dermatitis” will be presented by Dr. Carla M. Davis, Texas Children’s Hospital and Baylor College of Medicine, Houston, TX.

•	Poster Number: 735

•	Session Number: 4208

•	Session Title: Food Immunotherapy

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45am-10:45am

“Epicutaneous Immunotherapy (EPIT) for Peanut Allergy in Young Children” will be presented by Dr. David Fleischer, Director, Allergy and Immunology Center and Associate Section Head, Children’s Hospital Colorado

•	Poster Number: 749

•	Session Number: 4208

•	Session Title: Food Immunotherapy

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45am-10:45am

EPIT Mechanism of Action Research

“Skin Dendritic Cells Progressively Subvert The Activation Of Pathogenic Type-2 Immunity Upon Epicutaneous Allergen Immunotherapy” will be presented by Dr. Leo Laoubi, DBV Technologies.

•	Poster Number: 734

•	Session Number: 4208

•	Session Title: Food Immunotherapy

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45am-10:45am

“Langerhans Cells Increase Their Expression of Integrin αvb8 Through Migration and are Needed for Tregs Induction by Epicutaneous Immunotherapy (EPIT)” will be presented by Dr. Vincent Dioszeghy, DBV Technologies.

•	Poster Number: 622

•	Session Number: 3802

•	Session Title: BCI Featured Poster Session

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Sunday February 24, 2019

•	Presentation Time: 4:30 – 6:00pm

Cashew Nut Allergy Data

“Development of a Cashew Nut Allergy Mouse Model to Evaluate the Efficacy of Epicutaneous Desensitization Treatment” will be presented by Dr. Pierre-Louis Hervé, DBV Technologies.

•	Poster Number: 787

•	Session Number: 4209

•	Session Title: Food Allergy and Treatment

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45am-10:45am

DBV-Sponsored Research

“Shared Cooking Equipment in Restaurants: A Quantitative Risk Assessment for Peanut-Allergic Consumers” will be presented by Dr. Benjamin C. Remington, TNO Ziest, The Netherlands.

•	Poster Number: 724

•	Session Number: 4207

•	Session Title: Food Allergen Structures

•	Poster Hall Location: Moscone Center South, Exhibition Level, Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45am-10:45am

“Double-Blind, Placebo-Controlled Randomized Trial of Epicutaneous Immunotherapy in Children with Milk-Induced Eosinophilic Esophagitis” will be presented by Dr. Jonathan Spergel, Professor of Pediatrics at the Perelman School of Medicine at the University of Pennsylvania.

•	Poster Number: L30

•	Session Number: 4216

•	Session Title: Late Breaking Poster Session

•	Poster Hall Location: Moscone Center South Hall B

•	Presentation Date: Monday, February 25, 2019

•	Presentation Time: 9:45-10:45am

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of the EPIT platform. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com